EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated. This information should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

The pro forma ratio of earnings to fixed charges assumes that the offered euro fixed and floating rate notes were issued on and interest accrued from January 1, 2012 and the net proceeds were used to fund $3,236 million pursuant to our previously announced Notes Tender Offer. The pro forma ratio of earnings to fixed charges does not necessarily represent what the actual ratio of earnings to fixed charges would have been had these transactions occurred on January 1, 2012 and is not necessarily indicative of our future ratio of earnings to fixed charges.

	Nine Months Ended September 30,		Years Ended December 31,
	2013	2013	2012	2012	2011	2010	2009	2008
(U.S . dollars in millions)	Pro Forma		Pro Forma
Earnings from continuing operations before income taxes	$2,330	$2,229	$1,937	$1,774	$1,880	$726	$969	$72
Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(72)	(72)	(106)	(106)	(84)	(115)	(92)	(97)
Dividends from less than 50% owned	58	58	63	63	60	61	55	84
Fixed charges	760	860	2,160	2,323	2,050	2,209	1,361	1,354
Interest capitalized, net of amortization	(1)	(1)	(1)	(1)	2	2	1	(2)

Earnings available for fixed charges	$3,075	$3,074	$4,053	$4,053	$3,908	$2,883	$2,294	$1,411

Fixed charges:
Interest incurred:
Interest expense	$675	$775	$2,043	$2,206	$1,956	$2,098	$1,280	$1,281
Capitalized interest	1	1	3	3	—	1	2	3

	676	776	2,046	2,209	1,956	2,099	1,282	1,284
Portion of rent expense deemed to represent interest factor	84	84	114	114	94	110	79	70

Fixed charges	$760	$860	$2,160	$2,323	$2,050	$2,209	$1,361	$1,354

Ratio of earnings to fixed charges	4.0	3.6	1.9	1.7	1.9	1.3	1.7	1.0

Earnings available for fixed charges represent earnings from continuing operations before income taxes, distributed income from equity investees and fixed charges excluding capitalized interest, net of amortization. Fixed charges represent interest expense, including amortization of debt discount and debt issue expenses, capitalized interest and the portion of rental expense deemed to be the equivalent of interest. Interest expense excludes interest related to uncertain tax positions which has been included in the provision for income taxes.